FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 22, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS Update on Capital Position

The Royal Bank of Scotland Group plc ("Group" or "RBS") has been informed as to the outcome of the Prudential Regulation Authority's consideration of its capital position. The Group can confirm that it expects to further improve its Core Tier 1 capital ratio and meet its capital requirement through continued delivery against its business plan.

    The key elements of the plan were provided to shareholders as part of RBS's Year End 2012 and Q1 2013 Results announcements.  It contains management actions relating to reductions in the size of its Markets business and Non-
    Core assets, as well as the plans for a partial IPO of Citizens. It makes assumptions as to RBS profitability and regulatory capital model developments ahead of CRDIV becoming effective. Some of these actions extend beyond year end 2013. The plan contains provision for lending expansion in RBS Core UK Divisions. The plan does not call for issuance of contingent capital instruments, though this remains an option open to the Group.

RBS remains committed to a prudent approach to capital and to support for economic growth in the UK real economy.

Stephen Hester, RBS CEO commented:

"We are pleased with RBS's progress and momentum towards completing RBS's return to full financial health. Our balance sheet has been transformed and our core business has plentiful surplus funding to support continued growth in lending."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 May 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary